                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               -------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               -------------------

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2001

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _____ to ______

                         Commission File Number: 1-7775

     A. Full title of plan and the address of the plan, if different from that of the issuer named below:

                          COAL COMPANY SALARY DEFERRAL
                             AND PROFIT SHARING PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Massey Energy Company
                              4 North 4/th/ Street
                            Richmond, Virginia 23219

                              REQUIRED INFORMATION

Financial Statements. The following financial statements and schedules are filed as part of this annual report and appear immediately after the signature page hereof.

     1.   Statement of Net Assets Available for Benefits

     2.   Statement of Changes in Net Assets Available for Benefits

     3.   Notes to Financial Statements

     4.   Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Exhibits.  The following exhibit is filed as part of this annual report:

     Exhibit 23.1 - Consent of Ernst & Young LLP.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    COAL COMPANY SALARY DEFERRAL
                                    AND PROFIT SHARING PLAN



                                    By:  /s/ Madeleine M. Curle
                                         -----------------------------------
                                             Madeleine M. Curle
                                             Vice President, Human Resources

Dated: July 1, 2002

Coal Company Salary Deferral and Profit Sharing Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2001 and 2000
with Report of Independent Auditors

              Coal Company Salary Deferral and Profit Sharing Plan

                 Financial Statements and Supplemental Schedule



                     Years ended December 31, 2001 and 2000



                                    Contents

Report of Independent Auditors .......................................   1

Financial Statements

Statements of Net Assets Available for Benefits ......................   2
Statement of Changes in Net Assets Available for Benefits ............   3
Notes to Financial Statements ........................................   4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) .......  10

                         Report of Independent Auditors

Board of Directors
Coal Company Salary Deferral and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Coal Company Salary Deferral and Profit Sharing Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                          /s/ Ernst & Young LLP

Richmond, Virginia
June 24, 2002

              Coal Company Salary Deferral and Profit Sharing Plan

                 Statements of Net Assets Available for Benefits



                                                          December 31
                                                     2001             2000
                                                 ---------------------------

Investments, at fair value                       $124,511,932   $100,811,008

Receivables:
   Investment income                                  146,780        209,538
   Receivable from sale of securities                       -        750,000
   Contributions due from employees                   464,155        434,287
   Contributions due from employer                  1,822,463      2,191,219
                                                 ---------------------------

Total receivables                                   2,433,398      3,585,044
                                                 ---------------------------

Net assets available for benefits                $126,945,330   $104,396,052
                                                 ===========================


See accompanying notes to financial statements.

              Coal Company Salary Deferral and Profit Sharing Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001




Additions:
   Employer contributions                                         $   2,385,266
   Employee contributions                                            10,125,685
   Investment income                                                  3,348,975
   Transfer from Mingo-Pike Pension Plan                             29,665,750
                                                                  -------------
                                                                     45,525,676

Deductions:
   Withdrawals by participants                                      (13,893,237)

Net depreciation in fair value of investments                        (9,083,161)
                                                                  -------------
Net deductions                                                       22,976,398

Net assets available for benefits at beginning of year              104,396,052
                                                                  -------------

Net assets available for benefits at end of year                  $ 126,945,330
                                                                  =============


See accompanying notes to financial statements.

              Coal Company Salary Deferral and Profit Sharing Plan

                         Notes to Financial Statements

                           December 31, 2001 and 2000


1. Plan Description

The following description of the Coal Company Salary Deferral and Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a contributory defined contribution plan established effective January 1, 1985 by A. T. Massey Coal Co., Inc. (a wholly owned subsidiary of Massey Energy Company) ("Massey" or the "Plan Sponsor") and is administered by Massey for the benefit of full-time Massey employees, including eligible employees of certain subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On July 17, 2001, the Board of Directors of Massey Energy Company, parent company of the Plan Sponsor, approved a resolution to merge the Mingo-Pike Employees' Pension Plan effective October 1, 2001 with and into The Plan. Assets of the Mingo-Pike Plan were transferred to the Plan on October 1, 2001.

Participation

Employees may begin participation on the first day of the calendar quarter after hire.

Contributions and Vesting

Participants may elect to defer up to 15% of their compensation, as defined by the Plan and as limited by restrictions of the Internal Revenue Code. Effective October 1, 2001, the Plan Sponsor contributes 30% of the first 10% of compensation that a participant contributes to the Plan, prior to this date contributions by the Plan Sponsor were discretionary.

The Plan Sponsor also may contribute a discretionary amount to the Plan each year as determined by its management.

              Coal Company Salary Deferral and Profit Sharing Plan

1. Plan Description (continued)

Contributions and Vesting (continued)

The Matching Account for a Participant who was an Employee on September 30, 2001, is fully vested and nonforfeitable at all times. The Discretionary Matching Account and Matching Account for an individual who was hired on or after October 1, 2001 shall become fully vested if the Participant dies or reaches his Normal Retirement Age while employed by the Plan Sponsor or any of its participating subsidiaries. Otherwise, such Participant shall vest 20% after two years of service and then shall vest 20% each year after two until fully vested.

Upon enrollment in the Plan, employees may direct their investments to any of the Plan's fund options. Participants may change their investment options monthly.

Distributions

Participants may obtain distributions from their accounts, subject to certain restrictions, upon termination of employment, retirement, upon reaching age 59 1/2, or by incurring a disability or hardship, as defined by the Plan. Designated beneficiaries are entitled to receive the participant's unpaid benefits upon the death of the participant.

Loans to Participants

Loans are made from the participant's account and are secured by the remaining participant's account balance. Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of 50% of the participant's account or $50,000 in accordance with the Department of Labor's regulations on loans to participants. Loans shall bear a reasonable rate of interest and must be repaid over a period not to exceed 5 years unless the loan is used to purchase the participant's primary residence, in which case the loan term may not exceed 10 years. Principal and interest is paid ratably through monthly payroll deductions. Loans to terminated participants and loans in default are treated as distributions to the participant. Effective December 31, 2001, the provision to grant new loans to participants was eliminated.

              Coal Company Salary Deferral and Profit Sharing Plan

1. Plan Description (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would receive the value of their individual account.

2. Summary of Accounting Policies

Accounting Method

The financial statements of the Plan have been prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

All of the Plan's investments are stated at fair value. Common trusts are valued at quoted redemption values determined by the trustee. Government securities, corporate debt instruments and shares of registered investment companies are valued at quoted market values on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value. Securities transactions are recorded as of the trade date. Interest income is recorded on the accrual basis.

Administrative Expenses

Expenses of the Plan are paid by the Plan Sponsor.

              Coal Company Salary Deferral and Profit Sharing Plan

3. Investments

All of the Plan's investments are held in a trust fund administered by Wachovia Bank & Trust Co., N.A. Effective July 1, 2001, the Plan began offering as an investment option Massey Energy (the Plan Sponsor) common stock. At December 31, 2001 and 2000, investments in each fund (including short-term investments allocated to such funds) consisted of the following:

                                                        December 31
                                                   2001             2000
                                               -----------------------------

Money market fund                              $ 18,737,184     $  7,310,764
Fixed income fund                                13,508,003        5,400,246
American balanced fund                           28,489,215       17,902,036
Fundamental investors                            31,304,187       37,669,410
AIM constellation fund                           20,667,017       26,866,791
Massey Energy Stock account                       5,548,595                -
Loan fund                                         6,257,731        5,661,761
                                               -----------------------------
                                               $124,511,932     $100,811,008
                                               =============================

During 2001, the Plan's investments (including investments purchased and sold, as well as held during the year) depreciated in value by $9,083,161 as follows:

                                                                Year Ended
                                                            December 31, 2001
                                                            -----------------

Money market fund                                            $       27,839
Fixed income fund                                                   (62,941)
American balanced fund                                              579,952
Fundamental investors                                            (4,138,557)
AIM constellation fund                                           (6,000,427)
Massey Energy Stock                                                 510,973
                                                             --------------
                                                             $   (9,083,161)
                                                             ==============

              Coal Company Salary Deferral and Profit Sharing Plan

4. Related Party Transactions

Certain Plan assets are invested in funds sponsored by Wachovia Bank and Trust Co., N.A., trustee of the Plan. Transactions involving these instruments are considered to be party-in-interest transactions for which statutory exemption exists under the Department of Labor Regulations.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 14, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. The Plan has been amended since the date of its determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6. Differences Between Financial Statements and Forms 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                 December 31
                                                            2001             2000
                                                        -----------------------------
Net assets available for benefits per the
   financial statements                                 $126,945,330     $104,396,052
Amounts allocated to withdrawn participants                1,741,646        2,202,232
                                                        -----------------------------
Net assets available for benefits per the Form 5500     $125,203,684     $102,193,820
                                                        =============================

              Coal Company Salary Deferral and Profit Sharing Plan

6. Differences Between Financial Statements and Forms 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                     Year ended
                                                                                 December 31, 2001
                                                                                 -----------------
Benefits paid to participants per the financial statements                        $    13,893,237
Add: Amounts allocated on Form 5500 to withdrawn participants
   in the current year                                                                  1,741,646
Less: Amounts allocated on form 5500 to withdrawn participants
   in the prior year                                                                   (2,202,232)
                                                                                  ---------------
Benefits paid to participants per the Form 5500                                   $    13,432,651
                                                                                  ===============

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

                              Supplemental Schedule

              Coal Company Salary Deferral and Profit Sharing Plan

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

           Employer Identification Number 54-0295165, Plan Number 002

                          Year ended December 31, 2001


                                               Description of investment including
  Identity of issue, borrower,             maturity date, rate of interest, collateral,       Current
    lessor or similar party                           par, or maturity value                   Value
---------------------------------------------------------------------------------------------------------
Common/Collective Trusts:
  *WB DTF Short-Term Investment
   Fund                                    18,240,875                                       $ 18,240,875
                                                                                            ============

Government Securities:
  U.S. Treasury Bills                      Maturing 1/17/2002; $650,000 par                 $    649,545
  U.S. Treasury Bills                      Maturing 1/31/2002; $650,000 par                      649,129
  U.S. Treasury Bills                      Maturing 2/14/2002; $650,000 par                      648,720
  U.S. Treasury Bills                      Maturing 2/28/2002; $650,000 par                      648,232
  Federal Farm Credit Bank Bond            Maturing 5/1/2002; 5.25%; $900,000 par                910,404
  U.S. Treasury Notes                      Maturing 8/15/2003; 5.75%; $250,000 par               261,875
  Federal Home loan Bank Note              Maturing 9/15/2003; 5.125%;
                                             $100,000 par                                        103,484
  U.S. Treasury Notes                      Maturing 11/15/2004; 5.875%;
                                             $100,000 par                                        105,844
  U.S. Treasury Notes                      Maturing 11/15/2005; 5.875%;
                                             $2,100,000 par                                    2,231,250
  U.S. Treasury Notes                      Maturing 5/15/2006; 4.625%; $45,000 par                45,612
  Federal National Mortgage Association    Maturing 10/15/2006; 4.375%;
                                             $4,000,000 par                                    3,918,120
  Federal National Mortgage Association    Maturing 10/15/2007; 6.625%;
                                             $400,000 par                                        431,500
  U.S. Treasury Notes                      Maturing 5/15/2008; 5.625%;
                                             $400,000 par                                        419,252
  Federal Home Loan Mortgage Corp.         Maturing 3/15/2009; 5.745%;
                                             $700,000 par                                        712,796
  Federal Home Loan Mortgage Corp.         Maturing 9/15/2010; 6.875%;
                                             $200,000 par                                        215,844


                                                                                            ------------
Total Government Securities                                                                 $ 11,951,607
                                                                                            ============

              Coal Company Salary Deferral and Profit Sharing Plan

   Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

           Employer Identification Number 54-0295165, Plan Number 002


                                               Description of investment including
  Identity of issue, borrower,             maturity date, rate of interest, collateral,       Current
    lessor or similar party                           par, or maturity value                   Value
---------------------------------------------------------------------------------------------------------
Corporate Debt Instruments:
  American General Finance Corp.           Maturing 11/1/2003; 5.75%; $100,000 par          $   104,310
  Associates Corp. N.A.                    Maturing 5/16/2005; 6.20%; $75,000 par                78,003
  AT&T Corp.                               Maturing 9/15/2002; 6.50%; $100,000 par              102,346
  Bank One Corp.                           Maturing 8/1/2008; 6.00%; $175,000 par               175,480
  Chase Manhattan Corp                     Maturing 6/1/2007; 7.25%; $170,000 par               183,858
  Coca Cola Enterprise Inc.                Maturing 11/1/2008; 5.75%; $100,000 par              100,074
  Disney Global                            Maturing 3/30/2006; 6.75%; $100,000 par              104,983
  Du Pont De Nemours & Co.                 Maturing 10/15/2002; 6.75%;
                                             $100,000 par                                       103,605
  Ford Motor Credit                        Maturing 2/1/2011; 7.375%; $175,000 par              172,690
  GTE North Inc.                           Maturing 11/15/2008; 6.65%; $75,000 par               73,766
  General Motors Acceptance Corp.          Maturing 3/2/2011; 7.25%; $175,000 par               176,248
  Household Finance Corp.                  Maturing 6/3/2002; 7.08%; $15,000 par                 15,260
  International Lease Finance              Maturing 6/2/2003; 4.75%; $140,000 par               142,251
  Lehman Brothers Holdings Inc.            Maturing 5/15/2003; 7.00%; $45,000 par                46,971
  Morgan Stanley Group                     Maturing 3/1/2007; 6.875%; $40,000 par                41,912
  Morgan Stanley Dean Witter & Co.         Maturing 4/15/2006; 6.105%;
                                             $100,000 par                                       103,069
  National Rural Utilities                 Maturing 11/1/2008; 5.75%; $175,000 par              170,891
  Pepsi Bottling Holding Inc.              Maturing 2/12/2009; 5.625%;
                                             $175,000 par                                       172,856
  PP&L Transition Bond Co LLC              Maturing 6/25/2009; 7.05%; $55,000 par                59,300
  Scana Corporation                        Maturing 7/8/2003; 6.25%; $100,000 par               103,042
  Sonoco Products                          Maturing 11/15/2004; 7.00%; $170,000 par             178,648
  Textron Financial Corp.                  Maturing 3/15/2004; 5.95%; $200,000 par              203,344

                                                                                            -----------
Total Corporate Debt Instruments                                                            $ 2,612,907
                                                                                            ===========

              Coal Company Salary Deferral and Profit Sharing Plan

   Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

           Employer Identification Number 54-0295165, Plan Number 002



                                               Description of investment including
  Identity of issue, borrower,             maturity date, rate of interest, collateral,       Current
    lessor or similar party                           par, or maturity value                   Value
-------------------------------------------------------------------------------------------------------
Registered Investment Companies:
  Fundamental Investments                               1,129,777 shares                   $ 31,012,389
  American Balanced Fund                                1,787,544 shares                     28,332,579
  AIM Equity Funds, Inc. -
   Constellation Fund Class A                             924,782 shares                     20,437,697
  Blackrock Strategic Term Trust Inc.                      26,277 shares                        255,451
                                                                                           ------------

Total Registered Investment Companies                                                      $ 80,038,116
                                                                                           ============

Common Stock:
Massey Energy Company                                     261,008 shares                   $  5,410,696
                                                                                           ============

*Participant Loans:                           Interest rates range from 7.0% to 11.5%
                                           maturity dates vary with remaining terms of
                                                           1 to 10 years                   $  6,257,731
                                                                                           ============

Grand Total                                                                                $124,511,932
                                                                                           ============

*Party-in-interest.

                                  EXHIBIT INDEX

Exhibit No.                                     Description
-----------                                     -----------

23.1                                            Consent of Ernst & Young LLP.